Exhibit 11

THE PROGRESSIVE CORPORATION

COMPUTATION OF EARNINGS PER SHARE

(millions - except per share amounts)

	Years Ended December 31,
	2011	2010	2009
Net Income	$1,015.5	$1,068.3	$1,057.5

Computation of Net Income Per Share
Average shares outstanding - Basic	632.3	657.9	666.8
Net effect of dilutive stock-based compensation	4.6	5.4	5.4

Total equivalent shares - Diluted	636.9	663.3	672.2

Basic: Net income per share	$1.61	$1.62	$1.59

Diluted: Net income per share	$1.59	$1.61	$1.57